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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                                DECOR GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                          Title of Class of Securities)

                                   243592-30-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                     Steven Morse, Esq., Lester Morse P.C.,
            111 Great Neck Rd., Great Neck, NY 11021 (516-487-1446)
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                February 8, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
_______________________                                  _______________________

 CUSIP No. 243592-30-0                                      Page 2 of 5 Pages
_______________________                                  _______________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Skyes Corp. ID# 11-3269920
________________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]
________________________________________________________________________________

    3      SEC USE ONLY
________________________________________________________________________________

    4      SOURCE OF FUNDS*
               Not Applicable.
________________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                    [ ]
________________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                Delaware
________________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |        200,000
BENEFICIALLY   |_____|__________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|__________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       200,000
               |_____|__________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|__________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             200,000
________________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]
________________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                10.2%
________________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
_______________________                                  _______________________

 CUSIP No. 243592-30-0                                      Page 3 of 5 Pages
_______________________                                  _______________________


Item 1.  Security and Issuer

         This statement relates to the Common Stock of Decor Group, Inc. (the "Issuer"). The Issuer's executive office is located at 320 Washington Street, Mt. Vernon, NY 10553.

Item 2.  Identity and Background

              Warren Schreiber - Control person of Skyes Corp.
              ----------------
         (a)  Warren Schreiber

         (b)  64 Shelter Lane, Roslyn, New York 11577

         (c)  Consultant

         (d)  Not applicable.

         (e) On September 7, 1995, the Market Surveillance Committee (now and hereinafter referred to the Market Regulation Committee "MRC") issued a decision in which Warren Schreiber was censured, fined $100,000, barred from association with any NASD member in any capacity, and assessed costs of $22,104.45. This decision, which was appealed to the Securities and Exchange Commission (the "Commission"), found that Mr. Schreiber (i) knowingly participated at various times in the unregistered distribution of securities of a company unrelated to the Issuer in violation of Article III,
              Section 1 of the NASD's Rules of Fair Practice (now and hereafter referred to as Conduct Rule 2110); (ii)) knowingly employed manipulative and deceptive practices in connection with the acquisition of securities to obtain control of a company unrelated to the Issuer in violation of Conduct Rule 2110, Article III,
              Section 18 of the Rules, Section 10(b) of the Securities Exchange Act and Rule 10b-5 thereunder; (iii) recommended and effected the purchase of stock of a company unrelated to the Issuer while in possession of material, non-public information, in violation of Conduct Rules 2110 and 2120, and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder; (iv) engaged in securities transactions with or on behalf of customers without disclosing that Castleton, Rhodes, Inc. (the "Firm") and the company unrelated to the Issuer were under common control, in violation of Conduct Rule 2110 and
              Article III, Section 13 of the Rules (now and hereinafter referred to as Conduct Rule 2240, and (v) engaged in an improper distribution of equity securities issued by an affiliate of the Firm in violation of Conduct Rule 2110 and Schedule E of the NASD's By-Laws (now and hereinafter referred to as Conduct Rule
              2720). The Commission found that in its decision, the NASD's market surveillance committee made generalized findings as to the credibility of a key witness and Mr. Schreiber and that the MRC'S decision did not, however, reflect whether the fact-finder considered substantial evidence that contradicted these findings. The Commission determined that it could not complete its review function in this matter until the NASD has provided the Commission with clarification of the basis of its credibility determinations. The Commission's remand will permit the NASD to discuss explicitly the record evidence bearing on witness credibility. In ordering the remand the Commission expressed no view on the outcome of this proceeding. The SEC ordered that the sanctions imposed by the NASD be vacated and remanded the proceeding to the NASD.

         (f)  U.S.A.

                                  SCHEDULE 13D
_______________________                                  _______________________

 CUSIP No. 243592-30-0                                      Page 4 of 5 Pages
_______________________                                  _______________________


              Skyes Corp.
              -----------
         (a)  Skyes Corp.

         (b)  64 Shelter Lane, Roslyn, NY 11577

         (c)  Consultant

         (d)  Not applicable.

         (e)  Not applicable.

         (f)  Delaware

Item 3.  Source and Amount of Funds or Other Consideration

         Services Rendered.

Item 4.  Purpose of Transactions

         Except as described below, Skyes Corp. has no plans or proposals which relate to or would result in the matters described in (a) - (j), it being understood that the Skyes Corp. is not an inside person of the Issuer and is not in possession of non-public information. Skyes Corp. is aware that the Issuer intends to merger with Interiors, Inc., with Interiors, Inc. as the surviving corporation.

         The purpose of Skyes Corp. acquiring shares of Common Stock of the Issuer is as described below:

         The Issuer and Skyes Corp. entered into an agreement pursuant to which Skyes Corp. is providing certain merger and acquisition consulting and advisory services to the Issuer in connection with the Issuer's pending merger with Interior's Inc. The acquisition of 200,000 shares of the Issuer's Common Stock by Skyes Corp. was a fee received in connection with the consulting agreement and services provided thereunder.

Item 5.  Interest in Securities of the Issuer

         (a) - (b) As of October 30, 1998, the Issuer has 1,959,171 shares of Common Stock outstanding. Of the 1,959,171 shares of Common Stock, 200,000 are owned by Skyes Corp., which represents 10.2% of the outstanding Common Stock. The Skyes Corp. has the sole right to vote and right to dispose of such Common Stock.

         Not applicable.

         (d) - (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         None, except for the fees paid in connection with the Issuer's agreement with Skyes Corp.

                                  SCHEDULE 13D
_______________________                                  _______________________

 CUSIP No. 243592-30-0                                      Page 5 of 5 Pages
_______________________                                  _______________________


Item 7.  Materials to be filed as Exhibits

         Agreement between Skyes Corp. and the Issuer.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 1999

Reporting Person:    Skyes Corp.


Signature By: /s/ Warren Schreiber
              ---------------------------------
                  Warren Schreiber, President